October 19, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Attention:  Rufus Decker

Lisa Etheredge

Re:                             Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 22, 2012

Response dated October 5, 2012

File No. 0-20086

Dear Mr. Decker and Ms. Etheredge:

Set forth below are the responses of Universal Hospital Services, Inc. (the “Company”) to the comments raised in the letter dated October 15, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing. For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s response to each comment.  We appreciate the time and effort the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Medical Equipment Outsourcing Segment — Manage & Utilize, page 41

1.              So that we may better evaluate your materiality assessment regarding the classification error for gains on recalled infusion pumps, please address the following both at the consolidated level and at the reportable segment level for the segment affected by this error:

•                  Please provide us with a schedule that presents in tabular form the dollar amounts for revenues, cost of sales, gross margin and gross margin percentage as originally reported compared to how they would appear if they were correctly presented in cost of sales from the first period when these gains were recognized.  The table should also present the dollar and percentage change between the as reported and if reported figures.  We would like to see this information for all fiscal years affected as well as for each quarterly and year to date period in 2012 (for example, the three and six months ended June 30, 2012).

•                  For the September 30, 2012 quarterly and year to date periods and the budgeted annual 2012 period, please provide us with information similar to that requested in the bullet above.  In doing so, please include two comparisons for each period:

•                  In the first, compare the differences between including all gains on recalled infusion pumps in revenues versus including them all in cost of sales and

•                  In the second, compare the differences between your proposed correction method (revenue classification for the first half of 2012 and cost of sales classification for the second half of 2012) versus including all of these gains in cost of sales.

Response:

We provide below schedules which present in tabular form the amounts for revenues, cost of sales, gross margin, and gross margin percentage as originally reported compared to how they would appear if they were correctly presented in cost of sales from the first period the recall gains were recognized, for each quarterly period since the recall program began in the fourth quarter of 2010, and the years ended 2010 and 2011.  In addition, we have presented two comparisons for each quarterly and year to date period in 2012.  The only segment impacted by the recall equipment gains is our medical equipment outsourcing segment as shown in the tables below.

To provide additional analysis, we have included the financial metrics of operating income, consolidated net income (loss), and net cash provided by operating activities to further emphasize that a correction would not have an impact on these metrics.

	2010
	Q1	Q1			Q2	Q2			Q3	Q3
	as	as	$	%	as	as	$	%	as	as	$	%
(In millions)	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$65.2	$65.2	$—	0.0%	$60.8	$60.8	$—	0.0%	$59.4	$59.4	$—	0.0%
Total revenues	80.2	80.2	—	0.0%	76.7	76.7	—	0.0%	75.8	75.8	—	0.0%

Cost of Sales
Cost of medical equipment outsourcing*	40.1	40.1	—	0.0%	39.8	39.8	—	0.0%	40.2	40.2	—	0.0%
Total cost of sales	51.2	51.2	—	0.0%	51.6	51.6	—	0.0%	52.1	52.1	—	0.0%

Total Gross Margin
Medical equipment outsourcing	25.1	25.1	—	0.0%	21.0	21.0	—	0.0%	19.2	19.2	—	0.0%
Total Gross Margin	$29.0	$29.0	$—	0.0%	$25.1	$25.1	$—	0.0%	$23.7	$23.7	$—	0.0%
Medical equipment outsourcing % of sales	38.5%	38.5%			34.5%	34.5%			32.3%	32.3%
Total Gross margin % of sales	36.1%	36.1%			32.8%	32.8%			31.3%	31.3%

Operating income	7.9	7.9	—	0.0%	4.2	4.2	—	0.0%	0.6	0.6	—	0.0%
Consolidated Net income (loss)	$(2.3)	$(2.3)	$—	0.0%	$(5.1)	$(5.1)	$—	0.0%	$(12.8)	$(12.8)	$—	0.0%

Net cash provided by operating activities	30.4	30.4	—	0.0%	11.8	11.8	—	0.0%	26.5	26.5	—	0.0%

	Q4	Q4			FY	FY
	as	as	$	%	as	as	$	%
	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$65.1	$59.8	$(5.3)	-8.1%	$250.5	$245.2	$(5.3)	-2.2%
Total revenues	84.7	79.4	(5.3)	-6.3%	317.4	312.1	(5.3)	-1.7%

Cost of Sales
Cost of medical equipment outsourcing*	41.0	35.7	(5.3)	-12.9%	161.1	155.8	(5.3)	-3.4%
Total cost of sales	54.1	48.8	(5.3)	-9.8%	209.0	203.7	(5.3)	-2.6%

Total Gross Margin
Medical equipment outsourcing	24.1	24.1	—	0.0%	89.4	89.4	—	0.0%
Total Gross Margin	$30.6	$30.6	$—	0.0%	$108.4	$108.4	$—	0.0%
Medical equipment outsourcing % of sales	37.1%	40.3%			35.7%	36.5%
Total Gross margin % of sales	36.1%	38.5%			34.2%	34.7%

Operating income	6.4	6.4	—	0.0%	19.0	19.0	—	0.0%
Consolidated Net income (loss)	$(8.9)	$(8.9)	$—	0.0%	$(29.1)	$(29.1)	$—	0.0%

Net cash provided by operating activities	7.5	7.5	—	0.0%	76.2	76.2	—	0.0%

*Medical equipment outsourcing cost of sales includes applicable depreciation expense for this segment

	2011
	Q1	Q1			Q2	Q2			Q3	Q3
	as	as	$	%	as	as	$	%	as	as	$	%
(In millions)	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$66.2	$64.9	$(1.3)	-2.0%	$73.8	$71.2	$(2.6)	-3.5%	$74.8	$69.0	$(5.8)	-7.7%
Total revenues	82.7	81.4	(1.3)	-1.6%	91.1	88.5	(2.6)	-2.9%	95.1	89.3	(5.8)	-6.1%

Cost of Sales
Cost of medical equipment outsourcing*	41.6	40.3	(1.3)	-3.2%	46.0	43.4	(2.6)	-5.6%	46.6	40.8	(5.8)	-12.4%
Total cost of sales	53.8	52.5	(1.3)	-2.5%	58.8	56.2	(2.6)	-4.4%	62.4	56.6	(5.8)	-9.3%

Total Gross Margin
Medical equipment outsourcing	24.6	24.6	—	0.0%	27.9	27.9	—	0.0%	28.2	28.2	—	0.0%
Total Gross Margin	$28.9	$28.9	$—	0.0%	$32.3	$32.3	$—	0.0%	$32.8	$32.8	$—	0.0%
Medical equipment outsourcing % of sales	37.2%	38.0%			37.7%	39.2%			37.7%	40.8%
Gross margin percent of sales	35.0%	35.5%			35.4%	36.5%			34.4%	36.7%

Operating income	5.8	5.8	—	0.0%	4.0	4.0	—	0.0%	9.4	9.4	—	0.0%
Consolidated Net income (loss)	$(6.1)	$(6.1)	$—	0.0%	$(1.3)	$(1.3)	$—	0.0%	$(5.6)	$(5.6)	$—	0.0%

Net cash provided by operating activities	25.2	25.2	—	0.0%	5.9	5.9	—	0.0%	25.0	25.0	—	0.0%

	Q4	Q4			FY	FY
	as	as	$	%	as	as	$	%
	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$76.9	$70.8	$(6.1)	-7.9%	$291.8	$276.0	$(15.8)	-5.4%
Total revenues	102.1	96.0	(6.1)	-6.0%	371.0	355.2	(15.8)	-4.3%

Cost of Sales
Cost of medical equipment outsourcing*	47.4	41.3	(6.1)	-12.9%	181.6	165.8	(15.8)	-8.7%
Total cost of sales	66.9	60.8	(6.1)	-9.0%	241.8	226.0	(15.8)	-6.5%

Total Gross Margin
Medical equipment outsourcing	29.5	29.5	—	0.0%	110.2	110.2	—	0.0%
Total Gross Margin	$35.2	$35.2	$—	0.0%	$129.2	$129.2	$—	0.0%
Medical equipment outsourcing % of sales	38.3%	41.7%			37.8%	39.9%
Gross margin percent of sales	34.5%	36.6%			34.8%	36.4%

Operating income	5.6	5.6	—	0.0%	24.7	24.7	—	0.0%
Consolidated Net income (loss)	$(7.6)	$(7.6)	$—	0.0%	$(20.6)	$(20.6)	$—	0.0%

Net cash provided by operating activities	1.6	1.6	—	0.0%	57.7	57.7	—	0.0%

*Medical equipment outsourcing cost of sales includes applicable depreciation expense for this segment

	2012 (all gains reflected in revenue vs COS)
	Q1	Q1			Q2	Q2			Q2 YTD	Q2 YTD
	Reflected as	Reflected as	$	%	Reflected as	Reflected as	$	%	Reflected as	Reflected as	$	%
(In millions)	Revenue	Cost of Sales	Change	Change	Revenue	Cost of Sales	Change	Change	Revenue	Cost of Sales	Change	Change
Revenue
Medical equipment outsourcing	$80.0	$77.3	$(2.7)	-3.4%	$88.5	$75.1	$(13.4)	-15.1%	$168.5	$152.5	$(16.0)	-9.5%
Total revenues	106.5	103.9	(2.7)	-2.5%	120.1	106.7	(13.4)	-11.1%	226.6	210.6	(16.0)	-7.1%

Cost of Sales
Cost of medical equipment outsourcing*	48.9	46.2	(2.7)	-5.5%	49.9	36.5	(13.4)	-26.8%	98.8	82.8	(16.0)	-16.2%
Total cost of sales	69.4	66.7	(2.7)	-3.8%	74.1	60.8	(13.4)	-18.0%	143.5	127.5	(16.0)	-11.2%

Total Gross Margin
Medical equipment outsourcing	31.2	31.2	—	0.0%	38.5	38.5	—	0.0%	69.7	69.7	—	0.0%
Total Gross Margin	$37.1	$37.1	$—	0.0%	$45.9	$45.9	$—	0.0%	$83.1	$83.1	$—	0.0%
Medical equipment outsourcing % of sales	38.9%	40.3%			43.6%	51.3%			41.4%	45.7%
Gross margin percent of sales	34.8%	35.7%			38.3%	43.1%			36.7%	39.4%

Operating income	9.4	9.4	—	0.0%	17.0	17.0	—	0.0%	26.4	26.4	—	0.0%
Consolidated Net income (loss)	$(3.3)	$(3.3)	$—	0.0%	$2.3	$2.3	$—	0.0%	$(0.9)	$(0.9)	$—	0.0%

Net cash provided by operating activities	24.0	24.0	—	0.0%	(6.4)	(6.4)	—	0.0%	17.7	17.7	—	0.0%

	Q3 Projected	Q3 Projected			Q3 YTD Projected	Q3 YTD Projected			FY Projected	FY Projected
	Reflected as	Reflected as	$	%	Reflected as	Reflected as	$	%	Reflected as	Reflected as	$	%
	Revenue	Cost of Sales	Change	Change	Revenue	Cost of Sales	Change	Change	Revenue	Cost of Sales	Change	Change
Revenue
Medical equipment outsourcing	$77.6	$74.1	$(3.5)	-4.5%	$246.1	$226.6	$(19.5)	-7.9%	$322.4	$302.9	$(19.5)	-6.4%
Total revenues	105.5	102.0	(3.5)	-3.3%	332.1	312.6	(19.5)	-5.9%	437.1	417.6	(19.5)	-4.7%

Cost of Sales
Cost of medical equipment outsourcing*	51.9	48.4	(3.5)	-6.7%	150.7	131.2	(19.5)	-12.9%	196.8	177.3	(19.5)	-11.0%
Total cost of sales	71.9	68.4	(3.5)	-4.8%	215.4	195.9	(19.5)	-9.1%	288.9	269.4	(19.5)	-7.2%

Total Gross Margin
Medical equipment outsourcing	25.7	25.7	—	0.0%	95.4	95.4	—	0.0%	125.6	125.6	—	0.0%
Total Gross Margin	$33.6	$33.6	$—	0.0%	$116.7	$116.7	$—	0.0%	$148.2	$148.2	$—	0.0%
Medical equipment outsourcing % of sales	33.1%	34.7%			38.8%	42.1%			39.0%	41.5%
Gross margin percent of sales	31.9%	32.9%			35.1%	37.3%			33.9%	35.5%

Operating income	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%
Consolidated Net income (loss)	$ x.x	$ x.x	$—	0.0%	$ x.x	$ x.x	$—	0.0%	$ x.x	$ x.x	$—	0.0%

Net cash provided by operating activities	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%

Reflected as Revenue = all recalled infusion pump gains reflected in Revenue including Q3 projected results.
Reflected as Cost of Sales = all recalled infusion pump gains reflected in cost of sales including Q3 projected results.
The equipment recall program ended in July 2012, thus, there will be no gains recorded in the quarter ended December 31, 2012.
*Medical equipment outsourcing cost of sales includes the related depreciation expense for this segment

	2012 (proposed correction method)
	Q1	Q1			Q2	Q2			Q2 YTD	Q2 YTD
	as	as	$	%	as	as	$	%	as	as	$	%
(In millions)	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change	Reported	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$80.0	$77.3	$(2.7)	-3.4%	$88.5	$75.1	$(13.4)	-15.1%	$168.5	$152.5	$(16.0)	-9.5%
Total revenues	106.5	103.9	(2.7)	-2.5%	120.1	106.7	(13.4)	-11.1%	226.6	210.6	(16.0)	-7.1%

Cost of Sales
Cost of medical equipment outsourcing*	48.9	46.2	(2.7)	-5.5%	49.9	36.5	(13.4)	-26.8%	98.8	82.8	(16.0)	-16.2%
Total cost of sales	69.4	66.7	(2.7)	-3.8%	74.1	60.8	(13.4)	-18.0%	143.5	127.5	(16.0)	-11.2%

Total Gross Margin
Medical equipment outsourcing	31.2	31.2	—	0.0%	38.5	38.5	—	0.0%	69.7	69.7	—	0.0%
Total Gross Margin	$37.1	$37.1	$—	0.0%	$45.9	$45.9	$—	0.0%	$83.1	$83.1	$—	0.0%
Medical equipment outsourcing % of sales	38.9%	40.3%			43.6%	51.3%			41.4%	45.7%
Gross margin percent of sales	34.8%	35.7%			38.3%	43.1%			36.7%	39.4%

Operating income	9.4	9.4	—	0.0%	17.0	17.0	—	0.0%	26.4	26.4	—	0.0%
Consolidated Net income (loss)	$(3.3)	$(3.3)	$—	0.0%	$2.3	$2.3	$—	0.0%	$(0.9)	$(0.9)	$—	0.0%

Net cash provided by operating activities	24.0	24.0	—	0.0%	(6.4)	(6.4)	—	0.0%	17.7	17.7	—	0.0%

	Q3 Projected	Q3 Projected			Q3 YTD Projected	Q3 YTD Projected			FY Projected	FY Projected
	as	as	$	%	as	as	$	%	as	as	$	%
	Proposed	Corrected	Change	Change	Proposed	Corrected	Change	Change	Proposed	Corrected	Change	Change
Revenue
Medical equipment outsourcing	$74.1	$74.1	$—	0.0%	$242.6	$226.6	$(16.0)	-6.6%	$318.9	$302.9	$(16.0)	-5.0%
Total revenues	102.0	102.0	—	0.0%	328.6	312.6	(16.0)	-4.9%	433.6	417.6	(16.0)	-3.7%

Cost of Sales
Cost of medical equipment outsourcing*	48.4	48.4	—	0.0%	147.2	131.2	(16.0)	-10.9%	193.3	177.3	(16.0)	-8.3%
Total cost of sales	68.4	68.4	—	0.0%	211.9	195.9	(16.0)	-7.6%	285.4	269.4	(16.0)	-5.6%

Total Gross Margin
Medical equipment outsourcing	25.7	25.7	—	0.0%	95.4	95.4	—	0.0%	125.6	125.6	—	0.0%
Total Gross Margin	$33.6	$33.6	$—	0.0%	$116.7	$116.7	$—	0.0%	$148.2	$148.2	$—	0.0%
Medical equipment outsourcing % of sales	34.7%	34.7%			39.3%	42.1%			39.4%	41.5%
Gross margin percent of sales	32.9%	32.9%			35.5%	37.3%			34.2%	35.5%

Operating income	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%
Consolidated Net income (loss)	$ x.x	$ x.x	$—	0.0%	$ x.x	$ x.x	$—	0.0%	$ x.x	$ x.x	$—	0.0%

Net cash provided by operating activities	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%	xx.x	xx.x	—	0.0%

As Reported/Proposed = all recalled infusion pump gains reflected in Revenue except Q3 projected results, which are projected in cost of sales.  Thus, Q3 YTD and FY projected results will include recall gains for Q1 and Q2 in revenue and recall gains for Q3 projected results in cost of sales.

As Corrected = all recalled infusion pump gains reflected in cost of sales including Q3, Q3 YTD and FY projected results.

*Medical equipment outsourcing cost of sales includes the related depreciation expense for this segment

ASC 250-10-45-27, which discusses the materiality for the purpose of reporting the correction of an error, states that the evaluation of the amount of the error shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  The Company continues to believe the error in classification in financial statement presentation of the recalled equipment gains within revenue rather than cost of sales is not material to the projected full fiscal year results for the year ended December 31, 2012 nor the full fiscal year results for the years ended December 31, 2011 and 2010, particularly considering there is no impact to gross margin or net income.  The impact on the projected 2012 full year results would be an approximate 3.7% reduction to total revenue and a 5.6% reduction to total cost of sales.  The reclassification of amounts from revenue to cost of sales reduces total revenue by 4.3% and 1.7% and reduces total cost of sales by 6.5% and 2.6% for the years ended December 31, 2011 and 2010, respectively.  The amounts are also not material to any quarter, however, solely from a quantitative perspective, the adjustments to total cost of sales and gross margin percentage to the second quarter of 2012 may appear to be material to that quarter.  However, the Company does not believe the second quarter 2012 adjustment is material considering both a quantitative and qualitative assessment and considering the impact on the full fiscal year is not material.  From a quantitative perspective, the adjustments also appear larger for certain periods at the segment level, however, the Company does not believe it is material considering both a quantitative and qualitative assessment, especially considering these gains, along with a description of the recall, were disclosed in the Notes to our financial statements and discussed in the “Management Discussion and Analysis” within our annual and quarterly filings.  In addition, the error does not have any impact to the overall trend in earnings and has a minimal impact on the trend of revenues, cost of sales, and gross margin percentages.  The Company concluded that the impact is immaterial to each full fiscal year and each quarter, and thus, correction of previous periods within our financial statements is not warranted.  Please note that the Company previously provided a qualitative analysis of the impact of the error in our prior response dated September 24, 2012, and an assessment of the effect on the trend of revenues, cost of sales and gross margin percentages in our prior response dated October 5, 2012, and therefore, have not repeated such assessment within this letter.

•                  In your response dated October 5, 2012, you indicated that some of the percentages provided in your September 24, 2012 response to comment five were calculated using net recall gains instead of using the recall gains that were classified as revenue.  Please tell us if any of the amounts in the proposed disclosure you provided in your September 24, 2012 response to comment five were calculated based on the net recall gains.  If so, please provide us with your revised proposed disclosure based on the total gross recall gains so that investors can better understand the true scope of the error.

The amounts in the proposed disclosure we provided in our September 24, 2012 response were calculated based on net recall gains.  We present below revisions to the proposed disclosure we had previously provided so that investors can better understand the true scope of the error:

For the nine months ended September 30, 2012 and 2011, we recognized recalled equipment gains in revenue of approximately $16.0 million and $9.7 million. For the third quarter ended September 30, 2012 we recognized recalled equipment gains of $3.5 million as a reduction of cost of sales.  Total recall gains, net of costs associated with the retirement of the recalled pumps, were $18.6 million and $9.5 million for the nine months ended September 30, 2012 and 2011, respectively, of which approximately $15.2 million and $8.9 million were non-cash gains, respectively. Non-cash gains result from receiving a replacement pump for a recalled pump. The gains are a result of the fair market value of the replacement pump less the net book value of the recalled pump. Effective July 2012, this equipment recall ended and we expect no further gains to be recorded.   Beginning in the quarter ended September 30, 2012, management began to classify the recall gains as a reduction of cost of sales.  The Company previously included these gains in revenue; however, the Company determined classifying the gains as a reduction of cost of sales was more appropriate.  Prior period amounts were not retrospectively revised because the Company has determined the effect on the financial statements for all prior periods is not material.

•                  Please show us what you anticipate the selected quarterly financial data disclosures in your upcoming Form 10-K will look like.  Refer to Item 302(a) of Regulation S-K.

We intend to provide the following disclosure or substantially similar disclosure as it relates to our selected quarterly financial data in our upcoming Form 10-K for the year ended December 31, 2012:

The following table sets forth certain unaudited quarterly financial data for the years ended December 31, 2012 and 2011.

Selected Quarterly Financial Information

(Unaudited)

	Year Ended December 31, 2012
	Quarter Ended
	March 31	June 30	September 30			December 31

Total Revenues	$106,534	$120,074	$	xxx,xxx		$	xxx,xxx
Gross margin	$37,131	$45,932	$	xx,xxx		$	xx,xxx
Gross margin %	34.8%	38.3%	xx.x		%	xx.x		%
Consolidated net income (loss)	$(3,260)	$2,332	$	x,xxx		$	x,xxx
Net cash provided by operating activities	$24,030	$(6,356)	$	xx,xxx		$	xx,xxx
Net cash used in investing activities	$(24,686)	$(18,543)	$	xx,xxx		$	xx,xxx
Net cash provided by (used in) financing activities	$(303)	$25,029	$	xx,xxx		$	xx,xxx

	Year Ended December 31, 2011
	Quarter Ended
	March 31	June 30	September 30	December 31

Total Revenues	$82,714	$91,084	$95,129	$102,072
Gross margin	$28,929	$32,286	$32,769	$35,185
Gross margin %	35.0%	35.4%	34.4%	34.5%
Consolidated net income (loss)	$(6,146)	$(1,271)	$(5,586)	$(7,597)
Net cash provided by operating activities	$25,182	$5,908	$24,977	$1,624
Net cash used in investing activities	$(26,483)	$(88,411)	$(13,970)	$(24,355)
Net cash provided by (used in) financing activities	$1,301	$120,250	$(35,695)	$10,833

(1)          During the year ended December 31, 2012 the Company recorded recalled equipment gains in revenue of approximately $2.7 million for the quarter ended March 31, 2012 and $13.4 million for the quarter ended June 30, 2012.  For the quarters ended September 30, 2012 and December 31, 2012 recalled equipment gains of $3.5 million and $0.0 million, respectively, were recorded as a reduction to cost of sales.  Beginning in the quarter ended September 30, 2012, management began to classify the recall gains as a reduction of cost of sales.  The Company previously included these gains in revenue; however, the Company determined classifying the gains as a reduction of cost of sales was more appropriate.  Prior period amounts were not retrospectively revised because the Company has determined the effect on the financial statements for all prior periods is not material.  Total gains from recalled equipment recorded in revenue for the year ended December 31, 2012 were $16.0 million.

(2)          During the year ended December 31, 2011 the Company recorded recalled equipment gains in revenue of approximately $1.3 million for the quarter ended March 31, 2011, $2.6 million for the quarter ended June 30, 2011, $5.8 million for the quarter ended September 30, 2011, and $6.1 million for the quarter ended December 31, 2011.  Total gains from recalled equipment recorded in revenue for the year ended December 31, 2011 were $15.8 million.

*   *   *   *

We hope the foregoing has been responsive to the Staff’s comments.  Please address any questions to Scott Christensen at (952) 607-3087.

Sincerely,

/s/ Rex T. Clevenger	/s/ Scott A. Christensen

Rex T. Clevenger	Scott A. Christensen
Executive Vice President and Chief Financial Officer	Controller and Chief Accounting Officer

Cc:  Lee M. Pulju, General Counsel